Exhibit 99.12

THIS LETTER IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF VACASA, INC. OR ANY OTHER SECURITIES AND IS NOT A SOLICITATION OF ANY PROXY OR VOTE WITH RESPECT TO ANY SHARES OF VACASA, INC. OR ANY OTHER SECURITIES. ALL CAPITALIZED TERMS NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO THOSE IN THE EXISTING CASAGO AGREEMENT DATED DECEMBER 30, 2024.

March 23, 2025

VIA ELECTRONIC MAIL

Vacasa Inc.

850 NW 13th Avenue

Portland, OR 97209

Dear Members of the Special Committee of the Board of Directors (the “Special Committee” or “you”):

On behalf of Davidson Kempner Capital Management LP and certain of its managed funds and affiliates (collectively, “Davidson Kempner”, “we”, “us” or “our”), we are writing to you to: (i) further enhance the terms of our March 17, 2025 Proposal (the “March 23 Enhanced Offer”); (ii) urge you to establish a level playing field for the benefit of all stockholders by declaring our March 23 Enhanced Offer a Superior Proposal; (iii) express our serious concerns regarding the Special Committee’s handling of the sale process for Vacasa, Inc. (“Vacasa” or the “Company”); and (iv) highlight that the proposed transaction with Casago Holdings, LLC (the “Casago Transaction”) relies on an invalid waiver of the Company’s Tax Receivable Agreement (the “TRA”) posing significant risks to the consummation and going concern of such transaction.

We firmly believe that our March 23 Enhanced Offer provides superior value and certainty to all Vacasa stockholders compared to the proposed Casago Transaction, and the Company’s stockholders are entitled to benefit from our clearly superior proposal.

We Are Offering $5.75 Per Share, Along with Additional Liquidity and Deal Certainty, to Further Demonstrate Our Alignment with Vacasa Stockholders

Our all-cash, fully financed proposal represents an 8.5% premium to the purchase price proposed under the Casago Transaction. Additionally, contemporaneous with the submission of this letter, our counsel has delivered executable forms of the definitive transaction documents, and we are prepared to execute them immediately.

To allow the Special Committee the opportunity to pursue the most value-maximizing transaction alternative available to all stockholders – and to provide greater comfort in the event of any unforeseen delays in the signing or consummation of our proposed transaction – we are prepared to immediately fund $10.0 million of additional secured notes into escrow. This amount may be drawn at any time, at the Company’s discretion, prior to, at, or after the signing of the merger agreement. In addition to this immediate funding, we also are prepared to make available a further $10.0 million of additional secured notes.

Furthermore, we are prepared to fund $12.0 million of the reverse termination fee, including allowances for the Delay Penalty, into escrow at the signing of the merger agreement1 This funding, in the event of a failure to close, is intended to provide the Special Committee further assurances of our full commitment to consummate the proposed transaction.

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1 We are also prepared to provide this via a letter of credit.

We firmly believe that these additional enhancements will enable the Special Committee to rectify and fulfill its fiduciary duties to maximize value and serve the best interests of all Vacasa stockholders, without undue pressure from the stakeholders participating in the Casago Transaction or concerns regarding the Company’s current liquidity position.

Our Proposal Provides Stockholders with Significantly More Value and Greater Certainty

Davidson Kempner’s proposal offers more value and greater certainty for Company stockholders relative to the Casago Transaction because, among other reasons:

•	BETTER PRICE: Our proposal provides for an additional $0.45 per share, representing an 8.5% premium to the Casago Transaction to stockholders.

•	LESS REGULATORY RISK: Based on the amendment to the merger agreement for the Casago Transaction (as amended, the “Casago Merger Agreement”), it now appears that Casago contemplates the need for U.S. antitrust clearance as a condition to the closing of the Casago Transaction, thereby extending the timeline and increasing the risk for the Casago Transaction as a strategic acquirer operating in the same industry. Davidson Kempner does not own or control any entity in the same business as the Company. As a result, there is no meaningful antitrust risk with Davidson Kempner’s proposal.

•	EQUAL OR FASTER TIMELINE: Davidson Kempner’s proposal contemplates a tender offer directly to the Company’s stockholders, which is designed to complete a transaction on the same or better timeframe than the Casago Transaction.

•	ENHANCED DEAL PROTECTION: The termination fee to which the Company would be entitled to receive from us in the event of a termination of the merger agreement under certain circumstances is $4.0 million higher than the $6.0 million reflected in the Casago Transaction. Additionally, Davidson Kempner’s proposal includes a Delay Penalty, under which the $10.0 million termination fee payable to the Company would increase by $500,000 per week for any delay in closing beyond our anticipated six-week tender timeline, subject to a maximum total termination fee of $12.0 million—double the termination fee reflected in the Casago Transaction. As mentioned above, we are prepared to fund $12.0 million in cash into escrow upon the signing of the merger agreement.

•	ABILITY TO SUPPORT LIQUIDITY NEEDS: Davidson Kempner has proposed making additional financing support of up to $20.0 million available (while tolling all remedies as a creditor upon the signing of a merger agreement) should the Company require it due to unanticipated delays in the closing of Davidson Kempner’s Proposal. This funding includes the $10.0 million we are prepared to provide to the Company immediately, at its discretion. The Casago Transaction offers no such assurance.

•	TOLLING OF CREDITORS REMEDIES: Davidson Kempner will agree to toll all remedies as a creditor from the time the Special Committee declares Davidson Kempner’s proposal a “Superior Proposal” until we enter into a merger agreement (unless the Special Committee subsequently declares another proposal a Superior Proposal or proceeds with the Casago Transaction) (up to 90 days) and then, upon entering into a merger agreement with Davidson Kempner, further tolling of all remedies as a creditor until the earlier of (a) closing and (b) valid termination of the merger agreement (such period, the “Tolling Period”). Under the Casago Transaction, a potential default during the closing period would create risk to the consummation and closing the Casago Transaction.

Attached herein to Exhibit A is a summary comparing Davidson Kempner’s March 23 Enhanced Offer relative to the Casago Transaction, which clearly demonstrates the superiority of our Proposal.

The Waiver of the Early Termination Payments Under the Casago Transaction Violates the Terms of the TRA and is Therefore Invalid

There are serious questions regarding the validity of the waiver of the Early Termination Payments. The TRA explicitly states that it cannot be amended in a manner that has a “disproportionate material and adverse effect” on any TRA beneficiary relative to others in the same class without the consent of the adversely affected TRA beneficiary. Given that some of the TRA beneficiaries have not been afforded the opportunity to roll their shares in the Casago Transaction as the Rolling Stockholders have, the TRA Amendment has a disproportionate material and adverse effect on those non-rolling TRA beneficiaries. In fact, we believe it is entirely possible that certain TRA holders may be eagerly awaiting a closing of the Casago Transaction to crystallize their claims. This argument is further enhanced by the fact that the Casago Transaction is being done at a lower value then the Davidson Kempner proposal, which further supports the argument that Rolling Shareholders are receiving disproportionate benefit for their TRA waiver.

The effect of this is that Casago – whether wittingly or unwittingly – and the Rolling Stockholders may be exposing the Company to significant additional claims in connection with the Casago Transaction.

Compounding the above defects, the proxy statement fails to disclose these significant and material process failures, leaving Vacasa stockholders misinformed as to the Special Committee’s fiduciary breaches, the inadequacy of the Casago Transaction, and the risks to closing a Casago Transaction in light of the potential invalidity of the TRA waiver. Accordingly, we believe that your public disclosures regarding the proposed Casago Transaction are materially misleading and cannot lawfully serve as the basis for soliciting proxies to approve the Casago Transaction.

Davidson Kempner is prepared to offer proportionate compensation to all TRA counterparties to ensure relief from the Early Termination Payments on a fair and equitable basis.

Only a waiver that does not disproportionately benefit select TRA holders can be deemed to be valid and not at risk of challenge.

The Special Committee Must Not Abdicate its Fiduciary Duties to a Group of Stockholders Who are Thwarting Value Maximization for All Stockholders

Your failure to recognize Davidson Kempner’s proposal as a Superior Proposal pursuant to the Casago Transaction is a direct result of the Special Committee’s flawed process and failure to establish a level playing field. In particular, the Special Committee subordinated the interests of the Company’s stockholders to the interests of a group of stockholders rolling their equity position in the Casago Transaction (the “Rolling Stockholders”)— stockholders who together own 45.9% of the voting power of the Company, who each have representatives on the Board and who can dictate the terms of any transaction the Company would enter into through their ability to hold up a waiver of the TRA.

Only after we requested on March 15 that you assist in helping us secure a TRA waiver from the Rolling Stockholders did you formally request that such Rolling Stockholders consent to such a waiver. But your cursory efforts at the 11th hour (on the eve of approving the Casago Transaction which disproportionately benefits such Rolling Stockholders) fall woefully short of the effort we expect you to expend in support of your fiduciary duties. That such a token effort did not yield a favorable result should come as no surprise given you acknowledge that the interests of Rolling Stockholders diverge from those of other stockholders.

The need for any bidder to bear personal responsibility to secure a TRA waiver constitutes an unacceptable “Poison Pill” when considering your obligation to maximize value for all stockholders. The existence of this “Poison Pill” has clearly had a chilling effect on the Special Committee’s ability to maximize value for all stockholders as evidenced by your inability to act on our proposal. We have noted consistently – including through our prior directors – that your process has failed to maximize value. It is now abundantly clear to us that the TRA waiver should have been secured significantly earlier in the process (even if it came at a cost) for the benefit of a broader process…and not left to the 11th hour and to individual bidders.

It is a well-established tenet of Delaware law that a board of directors has a duty to obtain the best price reasonably available for all stockholders in a sale transaction. This includes ensuring that the Casago Transaction is not subject to deal protection devices that preclude the consideration of a Superior Proposal. But locking up the Casago Merger Agreement through a preclusive deal protection device is exactly what the Special Committee did here by failing to secure a universal waiver of the Early Termination Payments under the TRA that would apply to any Superior Proposal or any proposal reasonably likely to result in a Superior Proposal as a condition to creating the opportunity for the Rolling Stockholders to roll their equity into the Casago Transaction.

The Special Committee Failed to Establish a Level Playing Field for the Benefit of All Stockholders

The Special Committee has thus far failed to obtain the agreement of the Rolling Stockholders that they would agree to waive the Early Termination Payments payable to the beneficiaries under the TRA (which include the Rolling Stockholders) for any Superior Proposal or any proposal reasonably likely to result in a Superior Proposal. These Early Termination Payments represent an extremely high proportion of the Company’s equity value under the Casago Transaction – an unconscionable termination fee that effectively precludes any Superior Proposal. The preclusive effect of the Early Termination Payments is further underscored by the fact the Special Committee has cited the need for Davidson Kempner to obtain a waiver of these payments as the basis in its refusal to recognize Davidson Kempner’s Proposal as a Superior Proposal.

By failing to obtain the commitment of the Rolling Stockholders to waive the Early Termination Payments from the outset of exploring strategic alternatives, the Special Committee ceded to the Rolling Stockholders the ability of the Company to accept a Superior Proposal despite those stockholders’ self-interest in securing the consummation of the Casago Transaction. The Special Committee has thus impermissibly locked up the Casago Transaction and precluded all stockholders from achieving the best price reasonably available for their shares.

The preposterousness of the Special Committee's inability to secure a universal TRA Waiver is perhaps most clearly demonstrated by the fact that members of the Company's own Board represent TRA parties with interests, together with consents already in hand, sufficient to remove that obstacle to our proposal or any other Superior Proposal.

We are Fully Committed to Acquiring the Company

Our proposal provides more value, greater certainty, enhanced liquidity and will be supported by a valid TRA waiver. We note the Special Committee’s concerns that our interests are misaligned with common stockholders due to our position as a secured creditor. This assertion could not be further from the truth. We have made five bona fide offers to acquire the Company and have made every reasonable step to accommodate feedback from the Special Committee. We have specifically agreed to toll our remedies as creditors during the Tolling Period to ensure our transaction closes. Our intentions could not be more clear and are being misrepresented by the Special Committee in the proxy.

We were making substantial progress (as you have acknowledged) before the Company decided to enter into the Casago Transaction. Even now, we continue to enhance our offer, providing both additional liquidity and deal protections, while tolling all remedies as a creditor to allow the Company the financial flexibility to fully maximize value. Our efforts to maximize value for all stockholders – as evidenced by our $5.75 per share offer – demonstrate greater alignment with stockholders than the Rolling Stockholders, who are seeking to thwart a superior offer. To further reinforce our good faith intentions to acquire the Company and align with stockholders, we are willing to toll all remedies as a creditor even prior to executing a merger agreement, for up to 90 days following your declaration of our offer as a Superior Proposal.

We Call on the Special Committee to Immediately Rectify and Fulfill its Fiduciary Duties

The Special Committee must advise the Rolling Stockholders that the Company will not consummate any transaction relying on a waiver that does not apply to the best transaction for the Company’s stockholders, as determined by the Special Committee.

Declaring our proposal a Superior Proposal will send an unambiguous message to the Rolling Stockholders and the Company’s other stockholders that you prioritize value maximization and fulfillment of your fiduciary duties over the parochial interests of a group of stockholders whose diverging interests you have, by your own admission, acknowledged.

Following your determination that our proposal is a Superior Proposal, the Company will benefit from an immediate liquidity infusion, which will motivate the Rolling Stockholders to recognize that they must agree to the same TRA waiver with whichever party offers the best transaction for the Company’s stockholders, as determined by the Special Committee.

We stand ready to engage immediately and in good faith to effectuate Davidson Kempner’s proposal.

Sincerely,

/s/ Joshua D. Morris

Joshua D. Morris

Davidson Kempner Capital Management LP

Exhibit A – Comparison of Davidson Kempner’s Proposal and the Casago Transaction

Davidson Kempner Proposal	Casago Transaction	Davidson Kempner Proposal Superior
Purchase Price Per Share	$5.75	$5.30	✓
Unit Count Purchase Price Adjustment	No downward adjustment	No downward adjustment	=
Liquidity Purchase Price Adjustment	No downward adjustment	No downward adjustment	=
Incremental Funding	Ability to draw up to $20 million to support Vacasa liquidity needs, including $10 million to be made available immediately	None	✓
Reverse Termination Fee	$10 million + Delay Penalty Funded into Escrow at signing	$6 million	✓
Other Enhanced Protections	No financing contingency; purchase price fully backstopped by DK committed funds (Fund VI); improved creditworthiness	None	✓
Regulatory Risk	No meaningful risk	Increased regulatory risk as a strategic buyer in the same industry	✓
Transaction Structure	Tender Offer is designed to complete a transaction on a similar timeframe or better	One-Step merger subject to shareholder vote and HSR clearance	✓